FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

October 27, 2014

RBS Holdings N.V.

Gustav Mahlerlaan 350
1082 ME Amsterdam
PO BOX 12925
The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X                                                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                                     No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-179685 and 333-179685-01) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

The Royal Bank of Scotland N.V.

Statement on the publication of the results of the 2014 European Central Bank Comprehensive Assessment

26 October 2014

The Royal Bank of Scotland N.V. (“RBS N.V.”) notes the announcement made today by the European Central Bank (“ECB”) regarding the results of the 2014 ECB Comprehensive Assessment.

RBS N.V.'s transitional Common Equity Tier 1 ratio under the modelled adverse scenario was 7.2%, which is based on the ECB's published capital definitions and prescribed approach. This is 1.7% above the post-stress minimum ratio requirement of 5.5%.

The Asset Quality Review – which was part of the Comprehensive Assessment – has not resulted in any material adjustment to the loan loss provisions and the fair value of financial instruments of RBS N.V.

The detailed results of the ECB Comprehensive Assessment can be found via the following link:
http://www.ecb.europa.eu/ssm/assessment/html/index.en.html

For further information, please contact:

Investor Relations
Richard O'Connor
Head of Investor Relations
+44 (0) 20 7672 1758

RBS Media Relations
+44 (0) 131 523 4205
+31 (0) 20 4641150

Notes

It should be noted that the ECB methodology, which includes the assumption of a static balance sheet, provides limited insight into banks – including RBS N.V. – which have recently taken significant actions to reduce their balance sheet. In this context we  refer to The Royal Bank of Scotland Group plc trading update of 30 September 2014 which mentioned RBS N.V.’s disposal of c€9bn legacy Available For Sale securities and this disposal is expected to be moderately capital accretive.

The ECB announcement includes capital ratios and asset quality indicators based on the Capital Requirements Directive IV/Capital Requirements Regulation (CRDIV/CRR) and ECB definitions, which differ from the reporting standards used in the Annual Report and Accounts of RBS N.V. for the year ended 31 December 2013. In particular the reporting of its associated undertaking  Saudi Hollandi Bank (SHB), of which RBS N.V. holds a 40% equity interest, is different. In the Annual Report, SHB is accounted for using the equity method, but under CRDIV/CRR it is proportionally consolidated. As a consequence, capital and other ratios differ.
Neither the baseline scenario nor the adverse scenario should in any way be construed as an RBS N. V. forecast or directly compared to other information prepared by RBS N. V.

Forward-Looking Statements
This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including those related to RBS N.V.’s and RBS's regulatory capital position, risk-weighted assets, impairment losses and credit exposures under certain specified scenarios. In addition, forward-looking statements may include, without limitation, statements typically containing words such as "intends", "expects", "anticipates", "targets", "plans", "estimates" and words of similar import. These statements concern or may affect future matters, such as RBS N.V.’s and RBS's future economic results, business plans and current strategies. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, legislative, fiscal and regulatory developments, competitive conditions, technological developments, exchange rate fluctuations and general economic conditions. These and other factors, risks and uncertainties that may impact any forward-looking statement or RBS’s actual results are discussed in RBS's UK Annual Report and materials filed with, or furnished to, the US Securities and Exchange Commission, including, but not limited to, RBS's and RBS Holdings N.V.’s (the immediate parent company of RBS N.V.) Reports on Form 6-K and most recent Annual Report on Form 20-F. The forward-looking statements contained in this announcement speak only as of the date of this announcement and neither RBS N.V. nor RBS assumes nor undertakes any obligation or responsibility to update any of the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, except to the extent legally required.

ENDS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

RBS Holdings N.V.
Registrant

/s/ G.G. Gorter
G. G. Gorter
Company Secretary

27 October 2014